

October 28, 2020

Eyal Cohen
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re: B.O.S. Better Online Solutions Ltd.**
> **Registration Statement on Form F-3**
> **Filed October 22, 2020**
> **File No. 333-249597**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisory, at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Brodrick, Esq.